Exhibit 23.8

Consent of Director Nominee

Thermon Group Holdings, Inc. (the “Company”) has filed a Registration Statement on Form S-1 (File No. 333-172007) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of its common stock.  In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named and described as a nominee to the board of directors of the Company in such Registration Statement, any amendment to such Registration Statement or any subsequent Registration Statement on Form S-1 filed pursuant to Rule 462(b) under the Securities Act and to the filing or attachment of this consent with such Registration Statement and any amendment or supplement thereto.

/s/ Michael W. Press
Michael W. Press

April 11, 2011